Exhibit 99.1

Cash Store Financial Provides Update on Strategic Review Process

EDMONTON, March 28, 2014 /CNW/ - The Cash Store Financial Inc. ("Cash Store Financial" or the "Company") (TSX: CSF) (NYSE: CSFS) today announced that the Ontario Registrar of the Ministry of Consumer Services ("Registrar") has issued a final order to refuse a lender's license under the Payday Loans Act, 2008 ("Payday Loans Act") to the Company's subsidiaries, The Cash Store Inc. and Instaloans Inc. The Company is currently not permitted to sell any payday loan products in Ontario and will not be eligible to re-apply for a lender's license for 12 months from the date of issuance of the final order.  If the Company chooses to re-apply for a license after such time, the Company will be required to provide new or additional evidence for the Registrar to consider or demonstrate that material circumstances have changed.

The Company also announced that it has appealed the previously announced order of the Ontario Superior Court of Justice dated February 12, 2014 pursuant to which the Company's basic line of credit product was declared to be a payday loan and the Company was prohibited from acting as a loan broker in respect of its basic line of credit product without a broker's license under the Payday Loans Act. There is no certainty that the appeal will be successful and it is possible that the Company will be required to permanently close its Ontario operations.

The Company also announced that, as part of its ongoing strategic review, the Company and the advisors to the Special Committee of the Board of Directors have engaged in discussions with certain of the Company's creditors and other stakeholders to address near term liquidity issues that have arisen, including as a result of the suspension of the Company's right to make loans in Ontario. The Company has been notified of the formation of an ad hoc committee of holders of the Company's 11.5% senior secured notes through its legal and financial advisors and, accordingly, the ad hoc committee is one of the creditor groups involved in discussions with the Company regarding how to address its near term liquidity issues.

There is no certainty that the Company's near term liquidity issues will be resolved and, if resolved, on terms that are favourable to the Company.

About Cash Store Financial

Cash Store Financial is the only lender and broker of short-term advances and provider of other financial services in Canada that is listed on the Toronto Stock Exchange (TSX: CSF). Cash Store Financial operates 510 branches across Canada under the banners "Cash Store Financial" and "Instaloans". Cash Store Financial also operates 27 branches in the United Kingdom.

Cash Store Financial and Instaloans primarily act as lenders and brokers to facilitate short-term advances and provide other financial services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial also provides a private-label debit card (the "Freedom" card) and a prepaid credit card (the "Freedom MasterCard") as well as other financial services, including bank accounts.

Cash Store Financial employs approximately 1,900 associates and is headquartered in Edmonton, Alberta.

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name "Cash Store". Cash Store Financial does not do business under the name "Cash Store" in the United States and does not own or provide any consumer lending services in the United States.

Forward looking statements

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of United States federal securities legislation, which we refer to herein, collectively, as "forward-looking information". Generally, forward-looking information can be identified by the use of forward-looking terminology such as "estimates", "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved". In particular, this news release contains forward-looking information with respect to the final order of the Registrar, the ability of Cash Store Financial to obtain licenses under the Payday Loans Act in the future, the appeal of the February 12, 2014 decision of the Ontario Superior Court of Justice, the discussions with Cash Store Financial's creditors and other stakeholders, Cash Store Financial's liquidity position and the consequences of suspension of carrying on business in Ontario.  Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Cash Store Financial, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, and other factors described under the heading "Risk Factors" in our Annual MD&A, which is on file with Canadian provincial securities regulatory authorities, and in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.  All material assumptions used in providing forward-looking information are based on management's knowledge of current business conditions and expectations of future business conditions and trends, including our knowledge of the current credit, interest rate and liquidity conditions affecting us and the general economic conditions in Canada, the United Kingdom and elsewhere.  Although we believe the assumptions used to make such statements are reasonable at this time and have attempted to identify in our continuous disclosure documents important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.  Certain material factors or assumptions are applied by us in making forward-looking information, including without limitation, factors and assumptions regarding our continued ability to fund our payday loan business, rates of customer defaults, relationships with, and payments to, third party lenders, creditors and other stakeholders, demand for our products, our operating cost structure, current consumer protection regulations and other laws, Cash Store Financial's liquidity position and the consequences of suspension of carrying on business in Ontario. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake and expressly disclaim any obligation to update any forward-looking information, except in accordance with applicable securities laws.

SOURCE: The Cash Store Financial Services Inc.

%CIK: 0001490658

For further information:

For further information, please contact:

Gordon Reykdal, CEO, at 780-408-5118, or,

Craig Warnock, CFO, at 780-732-5683, or,

Peter Block, NATIONAL Public Relations, 416-848-1431

CO: The Cash Store Financial Services Inc.

CNW 21:19e 28-MAR-14